EXHIBIT 99.5
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

13 April 2021

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs/KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

On 12 April 2021, the Company was notified that Simon Trott, a PDMR/KMP, had transferred 23,437

Rio Tinto Limited ordinary shares of AUD1.00 each to Carnwrath Pty Ltd, a person closely associated (PCA). The transfer took place on 12 April 2021.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Steve Allen
Group Company Secretary

Tim Paine
Joint Company Secretary

Rio Tinto plc
6 St James's Square London SW1Y 4AD United Kingdom
T +44 20 7781 2000
Registered in England No. 719885

Rio Tinto Limited
360 Collins Street
Melbourne 3000 Australia
T +61 3 9283 3333
Registered in Australia ABN 96 004 458 404